Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mobility Electronics, Inc.:
We consent to the use of our reports dated March 8, 2006, with respect to the consolidated balance sheets of Mobility Electronics, Inc. and subsidiaries as of December 31, 2005 and 2004, the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 Form 10-K of Mobility Electronics, Inc. incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Phoenix, Arizona
March 8, 2006